

&

AutoChina

Spring Creek Acquisition Corp.

(SCRQF, SCRWF, SCRUF)

AutoChina Group Inc.



Forward Looking Statement

AutoChina

This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Spring Creek Acquisition Corporation ("Spring Creek"), AutoChina Group Inc. ("AutoChina" or the "Company") and their combined business after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Spring Creek's and AutoChina's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

- Continued compliance with government regulations;
- Changing legislation or regulatory environments;
- Requirements or changes affecting the businesses in which AutoChina is engaged;
- Industry trends, including factors affecting supply and demand;
- Labor and personnel relations;
- Credit risks affecting AutoChina's revenue and profitability;
- Changes in the automobile industry;
- AutoChina's ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
- Changing interpretations of generally accepted accounting principles;
- General economic conditions; and
- Other relevant risks detailed in Spring Creek's filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. Neither Spring Creek, nor AutoChina assumes any obligation to update the information contained in this presentation.

Additional Information and Where to Find It
In connection with the proposed transaction and required shareholder approval, Spring Creek will submit to the Securities and Exchange Commission a copy of its proxy statement under cover of a Form 6K, which proxy statement will be mailed to its shareholders. Spring Creek shareholders and other interested persons are urged to read the proxy statement and other relevant materials when they become available since they will contain important information about Spring Creek, AutoChina and the proposed transaction with AutoChina. Such persons can also read Spring Creek's proxy statement for a description of the security holdings of the Spring Creek officers and directors and their respective interests in the successful consummation of the proposed transaction. The proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed transaction. Spring Creek shareholders may obtain a free copy of such filings at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of such filings can also be obtained, without charge, by directing a request to Spring Creek (10F, Room#1005, Fortune Int'l Building, No. 17, North DaLiuShu Road,Hai Dian District, Beijing 100081, People's Republic of China). Such documents are not available as of the date this presentation was filed with the SEC.

Participants in Solicitation
Spring Creek and its directors and executive officers and AutoChina and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Spring Creek ordinary shares in respect of the proposed transaction. Information about the directors and executive officers is set forth in the proxy statement, which will be filed with the Securities and Exchange Commission under cover of a Form 6-K.

Non-GAAP financial measures
In this presentation, we will also discuss non-GAAP financial measures as defined by SEC Regulation G, to provide greater transparency regarding AutoChina's operating performance and this proposed transaction. In particular we will discuss EBITDA. The company's management uses the non-GAAP financial measure of EBITDA to evaluate its performance. As used herein, "EBITDA" means earnings before interest, income taxes, depreciation, amortization, stock-based compensation, foreign exchange, goodwill impairment, intangible asset impairment, restructuring and acquisition and financing-related charges and amortization. Since EBITDA is not a measure determined under GAAP, it may not be comparable to similarly titled measures reported by other companies and should not be construed as a substitute for net income determined in accordance with GAAP. AutoChina has presented its EBITDA to show its baseline performance before certain non-cash expenses and other items considered by AutoChina's management to be outside AutoChina's ongoing operational results. Any such non-GAAP financial measures discussed should not be considered an alternative to measures required by U.S. GAAP, and are unlikely to be comparable to non-GAAP information provided by other companies. Further, readers are cautioned that EBITDA should not replace net income or loss or cash flows from operating, investing and financing activities as indicators of AutoChina performance. Any non-GAAP measures disclosed are reconciled to the most directly comparable GAAP financial measure.

EarlybirdCapital, Inc., the managing underwriter of Spring Creek's initial public offering ("IPO"), consummated in March 2008, will receive $1,449,000, the deferred portion of its underwriting discount from the IPO, upon completion of the proposed business combination. In addition, EarlybirdCapital, Inc. will receive approximately $200,000 for assisting Spring Creek in connection with its efforts to consummate the transaction upon completion of the proposed business combination.

** All $ amounts in this presentation are in USD unless otherwise noted*


RK54 ZHO

TRANSACTION SUMMARY



Business Combination

- **Spring Creek (OTCBB: SCRQF, SCRWF, SCRUF) completed its IPO in March 2008 with the intention of acquiring an operating business in the People's Republic of China ("China")**

- **Spring Creek raised aggregate gross proceeds of $41.4 million via the sale of 5.175 million units at $8.00 per unit, with each unit consisting of:**
  - one share of common stock
  - one warrant with an exercise price of $5.00 per share

- **On February 4, 2009, Spring Creek signed a definitive share exchange agreement to acquire AutoChina Group Inc.**
  - One of China's leading commercial vehicle sales and financing companies
  - Network of 25 branded, passenger automobile dealerships

- **Why AutoChina:**
  - Industry leader in fragmented market
  - History of revenue and EBITDA growth
  - Solid financial position
  - Scalable business model characterized by low start up costs and fast return on investment
  - Seasoned and accomplished management

Transaction Details

- **Under the terms of the transaction, Spring Creek will acquire 100.0% of AutoChina in exchange for 8.6 million newly issued ordinary shares of Spring Creek**
  - Initial transaction value of $68.9 million based on an agreed upon per share price of $8.00
  - Pursuant to the earn-out provision in the share exchange agreement, Spring Creek has agreed to issue to AutoChina between 5 and 20% of the then outstanding number of ordinary shares for achieving certain targeted EBITDA growth in each of the next five years, through the year ended December 31, 2013.
  - Immediately after the closing, AutoChina will have approximately 15.1 million basic and 17.7 million fully diluted ordinary shares outstanding [(1)]
  - AutoChina's current shareholders will designate 2 of 7 Board members, Spring Creek's management will designate 2 of 7 Board members, and AutoChina's current shareholders and Spring Creek's management will collectively designate the 3 remaining Board members. A majority of the Board will be independent
- **Attractive Valuation**
  - Assuming a share price of $8.00, the implied 2009 Enterprise Value / EBITDA multiple is 6.0x [(2)]
- **AutoChina's motivation to enter into transaction:**
  - Access to capital markets and public currency for expansion
  - Elevate profile within the industry
  - Attract and retain high quality professionals
- **Transaction expected to close by the end of the second quarter of 2009**
  - Requires approval by Spring Creek shareholders (requires that less than 40% of public shareholders vote against the transaction and elect conversion)

[(1)] Based on Treasury Stock Method; Assumes no shareholder redemptions from Spring Creek shareholder vote; Includes: 15.1 million basic shares, 6.5 million warrants exercisable at $5.00, and 0.5 million unit purchase options exercisable at $8.80.

[(2)] See page 25 for details

AutoChina Overview

AutoChina

- **Founded in 2005 by Chairman and CEO, Yong Hui Li**
- **Commercial Vehicle Sales and Financing**
  - Serve independent and commercial vehicle operators through 103 branches in 4 provinces and Inner Mongolia
  - Significant growth driver for Company
  - Predictable revenue and earnings streams
  - Resistant to economic slowdown
- **Auto Sales of Passenger Vehicles**
  - Established platform business
  - Serves individual new car buyers
  - Sales of globally recognized brands through 25 locally-branded dealerships
- **Services and Parts**
  - Serves Commercial Vehicle and Auto Sales segments
  - Recurring stream of revenues













Wide Distribution Network

AutoChina


Commercial vehicle service branch
Auto-dealer shop

Business covers the Hebei, Shanxi, Shandong and Henan provinces and Inner Mongolia and includes 103 branches for commercial vehicle sales and financing services and 25 auto-dealer shops

Revenue and Net Income History

AutoChina



$ in millions
Total Sales
$400
$350
$300
$250
$200
$150
$100
$50
$0
86.4% CAGR
57.8%
$84.8
$152.7
$294.7
$209.7
$330.8
2005
2006
2007
9 Months Ended Sept. 30, 2007
9 Months Ended Sept. 30, 2008
(Unaudited)



$ in millions
Net Income
$7
$6
$5
$4
$3
$2
$1
$0
83.6% CAGR
174.5%
$1.4
$2.7
$4.8
$2.2
$6.1
2005
2006
2007
9 Months Ended Sept. 30, 2007
9 months Ended Sept. 30, 2008
(Unaudited)

Revenue by Segment

Company expects commercial vehicle sales and financing segment to be a significant growth driver in 2009


$ in millions
Parts and Services
Commercial Vehicle Sales and Financing
Auto Sales
$350
$300
$250
$200
$150
$100
$50
$0
$1.8
$83.0
$6.7
$146.0
$24.0
$270.5
$16.3
$193.3
$27.5
$33.1
$270.1
2005
2006
2007
9 Months Ended Sept. 30, 2007
9 Months Ended Sept. 30, 2008

EBITDA

AutoChina



$ in millions
$12
$10
$8
$6
$4
$2
$0
$1.6
$4.2
$10.6
$5.9
$11.7
157.3% CAGR
98.3%
2005
2006
2007
9 Months Ended Sept. 30, 2007
9 Months Ended Sept. 30, 2008

Well-Respected Founder and CEO

Mr. Yong Hui Li
Chairman and Chief Executive Officer

- **Highly accomplished entrepreneur with proven business acumen**
- **Born in 1962 and graduated from Tianjin University**
- **Founder and Chairman of Kaiyuan Group (1994)**
  - Parent company consisting of Mr. Li's holdings in real estate, transportation and other industries
- **Founded the first lease-to-buy sales company in Chinese auto industry**


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Global Centre

Strong Management Team

Mr. Wei Xing, Chief Operating Officer

- Joined Kaiyuan Group in 2001 and held positions of General Manager of Kaiyuan Real Estate Development and Vice President of Kaiyuan Group
- Previously employed at Shijiazhuang Second Construction Company, Yin Hong Industrial Company and Bei Ren Group in various positions including General Manager and Chief Engineer

Mr. Johnson Lau, Chief Financial Officer

- Joined AutoChina in 2008
- Former Chief Financial Officer of Haike Chemical, a UK AIM listed company
- Speaks fluent English

Mr. Chen Lei, Senior Vice President

- Joined Kaiyuan Group in 1996 and held positions of Financial Controller of Kaiyuan Auto Trading, and Group Financial Controller and General Manager of AutoChina

Mr. Yan Hui Kai, Director and Secretary

- Joined Kaiyuan Group in 1997 and Deputy General Manager of AutoChina and Head of Administration
- Formerly employed in various government offices in Shijiazhuang, where he was in charge of state-owned enterprise reform, restructure and management. In 1993, he led the planning and implementation of the first listed company in Hebei Province, Wei Yuan Group (Ticker: 600803)



Macro-Economic Trends in China



Government Support of Auto Sector

- **RMB4 trillion ($588 billion) Chinese Expenditure Plan**
  - Focus resources on domestic infrastructure
  - Increases the demand for transportation and logistics
  - Expected to be implemented by end of 2010

- **Government policy focused on enlarging domestic markets**

- **January 2009: Central Government enacted legislation supporting auto and steel industries with tax incentive and subsidies for passenger automobile and commercial vehicle customers**

- **Restructuring steel industry to boost domestic demand**
  - Expected to immediately and positively affect demand for commercial transportation

SOURCE: WSJ

Average Annual Disposable Income Per Person

AutoChina



Average Disposable Income Per Person (RMB)
Annual Grow th
RMB
%
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
8,472
9,422
10,493
11,759
13,786
15,781
9.0%
11.2%
11.4%
12.1%
17.2%
14.5%
2003
2004
2005
2006
2007
2008

SOURCE: National Bureau of Statistics of China

Passenger Auto Sales in China

AutoChina



Number of Vehicles (000s)
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
21.9% CAGR
2,343
3,255
4,338
5,061
5,758
7,216
8,792
9,380
2001
2002
2003
2004
2005
2006
2007
2008

SOURCE: National Bureau of Statistics of China

- **Sales of automobiles in China recently surpassed U.S. to become largest in the world**


RK54 ZHO

AUTOCHINA



Dominant Position in Large Market

- **Commercial vehicle sales and financing in China**
  - Individual drivers / large businesses transport basic materials: coal, grain
  - Commercial vehicles have shorter life span than consumer autos
  - Resistant to economic downturn as goods must be moved and fleets must be replaced
  - ~300,000 vehicles financed in China in 2008 (~ 600,000 sold in total)
- **AutoChina is one of the market leaders with 103 branches**
- **Significant ramp-up expected in 2009; strengthening leadership position**
- **Commercial banks do not tend to operate in the truck financing business**
  - Banks can not take title/ownership of the vehicle; can only put liens on the vehicle
  - Lack the expertise and resources to repossess vehicles in default

Truck Financing Value Proposition

AutoChina

- **Capital efficient compared to traditional dealership**
  - No inventory, trucks are picked up from dealership after the sale
  - Small operating team
  - Low start-up cost / break even point
- **Easily scalable**
  - Centralized model, entire sales process completed via internet
  - Low skill set required for branch employees
  - No money changes hand at branch offices; all completed electronically
- **AutoChina takes full title of vehicle**
  - 25-30% down payment
  - Average 2 year term
  - Total number of AutoChina's commercial vehicle leases in default in 2008: 0
- **Higher gross margin vs. standard dealership**
- **Accounted for ~10% total AutoChina revenues for the nine months ended September 30, 2008; with only 6 months of operations**
  - Expected to generate 20-25% of revenue in 2009, with substantial increases thereafter

An Ideal Case: Commercial Vehicle Financing

AutoChina

Example of one highly-successful branch


开元汽车

Actual Case Study:
Hebei Quyang

Start-up costs	**RMB**
Rental:	25,000
Décoration costs (awnings, etc.)	58,000
Office Equipment	132,000
Total	**215,000**

P/L for Mar-Dec 2008	**RMB**
Revenue	12.8M
Cost of sales	8.7M
Sales taxes	0.7M
Expenses	0.4M
Interest	0.8M
Profit before tax	2.3M
Income tax	0.6M
Net profit	**1.7M**

- **Relatively low start up costs; very profitable**

Expected Growth of Network

AutoChina



Number of Dealerships or Branches
0
50
100
150
200
Auto Dealerships
Commercial Vehicles Branch
3
0
6
0
12
0
20
0
26
0
25
103
30
150
35
210
2003
2004
2005
2006
2007
2008
2009E
2010E

One Stop Model Creates Multiple Opportunities

- **Pull-through businesses with potential for profit enhancement requiring little additional capital investment**
  - insurance
  - bulk purchases of parts, gasoline, maintenance, etc


Insurance
Logistic
Hotel
AutoChina
Petrol station
Commer -cial
Commu nication

Investment Conclusion

Unique Opportunity to Invest in Growing Chinese Auto Market

- Auto-sales segment: proven track record of success
- Commercial vehicle sales and financing segment: well positioned to be the dominant player in fragmented market
- Rapid expansion possibilities
- Accomplished and motivated management team



APPENDIX

1) Valuation
2) Summary Income Statement
3) Summary Balance Sheet
4) Reconciliation of Non-GAAP Financial Measure



Valuation

AutoChina

Valuation			($ in millions, except for per share data)
	2009	2010	2011
Assumed Share Price	$8.00	$8.00	$8.00
Multiplied by Fully Diluted Shares[1]	18.4	19.2	20.1
Equity Value	**$147.4**	**$153.8**	**$160.4**
Plus Debt[2]	$82.6	$82.6	$82.6
Less Cash[3]	($95.6)	($95.6)	($95.6)
Enterprise Value	**$134.5**	**$140.8**	**$147.5**
Divided by Minimum EBITDA Targets for Earnout	$22.5	$29.3	$38.0
Enterprise Value / EBITDA Multiple	**6.0x**	**4.8x**	**3.9x**

(1) Based on Treasury Stock Method; Assumes no shareholder redemptions from Spring Creek shareholder vote; Includes: 15.1 million basic shares, 6.5 million warrants exercisable at $5.00, 0.5 million unit purchase options exercisable at $8.80, and earnout shares achieved based on meeting EBITDA targets in 2009, 2010 and 2011.

(2) Debt held constant based on September 30, 2008 balance.

(3) Includes September 30, 2008 cash balance including restricted cash of $40.0 million and an estimated sum of $38.0 million from Spring Creek trust account.

Income Statement

AutoChina

($ In thousands)

	Nine months Ended September 30.		Years Ended December 31.		
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)			
Net Sales:					
New automobiles	$ 270.164	$ 193.351	$ 270.508	$ 145.960	$ 82.988
Commercial vehicle financing service	33.102	-	-	-	-
Parts and services	27.327	16.218	24.003	6.682	1.838
Insurance service. net	212	88	154	54	-
Total sales	330.805	209.657	294.665	152.696	84.826
Cost of sales:					
New automobiles	261.108	188.901	258.610	139.437	79.468
Commercial vehicle financing service	31.188	-	-	-	-
Parts and services	19.584	9.959	18.571	5.209	1.567
Total cost of sales	311.880	198.860	277.181	144.646	81.035
Gross profit	18.925	10.797	17.484	8.050	3.791
Total operating expenses	8.882	6.117	8.991	4.786	2.477
Income from operations	10.043	4.680	8.493	3.264	1.314
Total finance expenses. net	$ (515)	$ (1.077)	$ (1.823)	$ (598)	$ (167)
Equity in earnings (loss) of unconsolidated subsidiaries:	$ (50)	$ 6	$ 139	$ 417	$ 365
Minority interests	(930)	(660)	(1.260)	(283)	(158)
Income before income taxes	8.548	2.949	5.549	2.800	1.354
Income taxes provision (benefit)	2.285	534	983	(29)	(62)
Income from continuing operations	6.263	2.415	4.566	2.829	1.416
Income (loss) from discontinued operations. net of taxes	(153)	(189)	209	(87)	-
Net income	$ 6.110	$ 2.226	$ 4.775	$ 2.742	$ 1.416

Summary Balance Sheet

AutoChina

($ In thousands)

	September 30,		December 31,		
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)			
Asset:					
Current assets:					
Cash	$ 17,661	$ 16,271	$ 12,820	$ 7,449	$ 4,529
Restricted cash	39,988	17,273	24,734	25,885	8,486
Total current assets	149,302	100,607	110,070	88,327	33,175
Total assets	187,942	$ 117,145	$ 129,040	$ 103,723	$ 43,113
Notes payable	82,647	58,302	66,584	59,758	16,759
Total current liabilities	121,089	77,299	84,617	75,200	31,132
Total liabilities	122,737	77,320	84,774	75,210	31,137
Minority Interests	6,587	6,022	6,461	5,978	2,831
Total shareholders' equity	58,618	33,803	37,805	22,535	9,145
Total liabilities and shareholders' equity	$ 187,942	$ 117,145	$ 129,040	$ 103,723	$ 43,113

Reconciliation of non-GAAP financial measure

AutoChina

($ In millions)

	Years Ended December 31,			9 Months Ended September 30,	
	2005	2006	2007	2007	2008
Net income	$ 1.4	$ 2.7	$ 4.8	$ 2.2	$ 6.1
Interest, net	$ 0.2	$ 0.6	$ 1.8	$ 1.1	$ 0.5
Equity in earnings	$ (0.4)	$ (0.4)	$ (0.2)	$ 0.0	$ 0.1
Minority interest	$ 0.2	$ 0.3	$ 1.3	$ 0.7	$ 0.9
Income tax provision (benefit)	$ (0.1)	$ (0.0)	$ 1.0	$ 0.5	$ 2.3
Loss from discontinued operation	$ -	$ (0.1)	$ 0.2	$ 0.2	$ 0.2
Depreciation and amortization	$ 0.3	$ 1.1	$ 1.7	$ 1.2	$ 1.6
EBITDA	$ 1.6	$ 4.2	$ 10.6	$ 5.9	$ 11.7

EBITDA excludes certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure. Users of this financial information should consider the type of material events and transactions that are excluded from EBITDA, and the material limitations of EBITDA, such as: EBITDA does not include net interest expense. Because AUTOCHINA has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AUTOCHINA in generating revenue; EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AUTOCHINA's operations; and EBITDA does not include depreciation and amortization expense. Because AUTOCHINA uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure.

Spring Creek and the Company believe that the presentation of this non-GAAP financial measure is warranted because it provides an additional analytical tool for understanding the Company's financial performance by excluding certain items that may obscure trends in the core operating performance of the Company's business.